
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

31 January 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



02015485

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

May

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Enclosure

llw 3/7

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of <u>director</u>:   K. Shanmugam

Date of notice to company: 31/01/2002

Date of change of interest: 17/09/2001

Name of registered holder: K. Shanmugam

Circumstance giving rise to the change: Others
Please specify details: Purchase of shares in Singapore Airlines
Ltd

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	9,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	9.894
No. of shares held before change:	0
% of issued share capital:	0
No. of shares held after change:	9,000
% of issued share capital:	0

Holdings of <u>Director</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	0
% of issued share capital:	0	0
No. of shares held after change:	0	9,000
% of issued share capital:	0	0
Total shares:	0	9,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 31/01/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of <u>director</u>:   K. Shanmugam

Date of notice to company: 31/01/2002

Date of change of interest: 16/01/2002

Name of registered holder: K. Shanmugam

Circumstance giving rise to the change: Others
Please specify details: Purchase of shares in Singapore Airlines
                                                                       Ltd

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	2,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	12.50
No. of shares held before change:	9,000
% of issued share capital:	0
No. of shares held after change:	11,000
% of issued share capital:	0

Holdings of <u>Director</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	9,000
% of issued share capital:	0	0
No. of shares held after change:	0	11,000
% of issued share capital:	0	0
Total shares:	0	11,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 31/01/2002 to the SGX

SEMBCORP INDUSTRIES LTD

Notice Of Changes In Director's Interests in Related Company

Name of <u>director</u>:	K. Shanmugam
Date of notice to company:	31/01/2002
Date of change of interest:	17/01/2002
Name of registered holder:	K. Shanmugam
Circumstance giving rise to the change: *Please specify details:*	Others *Purchase of shares in Singapore Airlines Ltd*

Shares held in the name of <u>registered holder</u>

No. of shares of the change:	1,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	12.10
No. of shares held before change:	11,000
% of issued share capital:	0
No. of shares held after change:	12,000
% of issued share capital:	0

Holdings of <u>Director</u> including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	11,000
% of issued share capital:	0	0
No. of shares held after change:	0	12,000
% of issued share capital:	0	0
Total shares:	0	12,000

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 31/01/2002 to the SGX